SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated August 11, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

On August 8, 2003 Carmel Desalination Ltd., which is equally held (33.33%) by the Company, Dor Chemicals Ltd. and Ionics Inc,. has executed an agreement according to which Dor Chemicals Ltd. transferred its rights in Carmel Desalination Ltd. to Baran Group Ltd.- 50% and to Ionics Inc.- 50%.
Following the transfer of the rights by Dor Chemicals, Baran Group’ Ltd. share in Carmel Desalination Ltd. shall be - 50%, as well as Ionics’ Inc. share in Carmel Desalination Ltd. shall be - 50%.
The cost of the desalination facility’s construction is approximately 100 million dollars and its carrying out is conditioned upon the execution of a financing agreement and additional conditions pursuant to the agreement executed by and between CDL, the State of Israel, Ionics Inc. and the Company.

Baran Group Ltd, (hereinafter the “Company”)

1.	Background- on October 28, 2002, the State of Israel and Carmel Desalination Ltd., (hereinafter- “CDL”), which is equally held by the Company, Dor Chemicals Ltd. and Ionics Inc., have executed an agreement for the construction and operation (in a B.O.O method) of a desalination facility, as well as production of energy and selling of desalinated water.

2.	On August 8, 2003, an agreement was executed according to which, inter alia, Dor Chemicals Ltd. has transferred its rights in CDL to the Company- 50% and to Ionics Inc.- 50%.

The execution of the transfer of the rights in CDL is subject to an approval from the State of Israel.

3.	Following the transfer of the rights by Dor Chemicals Ltd., the Company’s share in CDL shall be 50%, as well as Ionics’ Inc. share in CDL- 50%.

4.	The cost of the desalination facility’s construction is approximately 100 million dollars and its carrying out is conditioned upon the execution of a financing agreement and additional conditions pursuant to the agreement executed by and between CDL, the State of Israel, Ionics Inc. and the Company.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: August 11, 2003